April 23, 2012

Securities and Exchange Commission

Divison of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jennifer Thompson

Re:	EQT Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 16, 2012
File No. 001-03551

Ladies and Gentlemen:

Set forth below are the responses of EQT Corporation (the “Company”) to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated April 9, 2012, with respect to the above-captioned filing.

For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the comment letter.  The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Balance Sheets, page 60

1. Please refer to the Other Current Liabilities line item of your balance sheet. In addition to the $85 million of incentive compensation included in this account, please tell us whether any other single item is in excess of 5% of total current liabilities. If so, please separately disclose such item consistent with the guidance in Rule 5-02.20 of Regulation S-X.

Response:   The only single item in excess of 5% of total current liabilities included in the Other Current Liabilities line of our balance sheet is the disclosed $85 million of incentive compensation.  No other single item in the Other Current Liabilities line of our balance sheet is in excess of 5% of total current liabilities.  We acknowledge our responsibility to separately disclose single items in excess of 5% of total current liabilities in accordance with the guidance in Rule 5-02.20 of Regulation S-X and will continue to do so in future filings.

EQT Corporation   I  625 Liberty Avenue Suite 1700   I  Pittsburgh, PA   15 222-3111

T 412.553.5700   I  F 412.553.5757   I  www.eqt.com

Note 5. Sale of Properties, page 78

2. We note your sale of the Big Sandy Pipeline (Big Sandy) for $390 million, which resulted in a pre-tax gain of $180.1 million. Given that Big Sandy is a natural gas pipeline regulated by the FERC, please tell us how such gain will be treated in the FERC rate making process. In your response, please clarify whether an obligation exists to pass along all or part of this gain to the rate payers. Please be detailed in your response as we may have further substantive comment.

Response:   The gain from the sale of the Big Sandy Pipeline mentioned in Note 5. Sale of Properties, page 78 of our Form 10-K for the fiscal year ended December 31, 2011, has had, and will have, no impact on the rates Equitrans, L.P., our Federal Energy Regulatory Commission (“FERC”)-regulated transmission, storage and gathering system (“Equitrans”), charges to its customers.  Moreover, Equitrans is under no obligation to pass along all or part of such gain to its ratepayers.

The $180.1 million gain realized by Equitrans resulted from the sale of all of Equitrans’ ownership interests in its subsidiary, Big Sandy Pipeline, LLC (“Big Sandy Company”) to Spectra Energy Partners, LP.  This sale of the ownership interests in Big Sandy Company occurred subsequent to Equitrans’ transfer of the interstate natural gas pipeline facilities known as the “Big Sandy Pipeline” to Big Sandy Company authorized by the FERC on April 5, 2011 in Docket No. CP11-43-000.  See Equitrans, LP, 135 FERC ¶ 62,006 (2011).The FERC is aware of this transaction and no indication has been given by the FERC that any of the $180.1 million gain needs to be refunded to ratepayers.

When Equitrans initially built the Big Sandy Pipeline, prior to the transfer of the facilities to Big Sandy Company, the capital costs to construct the Big Sandy Pipeline were provided through funds Equitrans had on hand and funds borrowed under Equitrans’ short-term financing arrangements with the Company.  See Equitrans, LP, Application for a Certificate of Public Convenience and Necessity, Docket No. CP06-275-000, at 20-21 (May 10, 2006).  Thus, Equitrans and its shareholders assumed full responsibility for financing the construction of 100% of the Big Sandy Pipeline facilities, and none of the costs to construct the facilities were borne by ratepayers on either Equitrans’ existing system or on the separate Big Sandy Pipeline.

The FERC does not generally require interstate pipelines to pass through to customers a gain on the sale of jurisdictional facilities where the assets were financed by the pipeline’s shareholders, rather than its ratepayers.  “Under longstanding FERC policy, pipelines have not been required, absent special circumstances . . . , to pass through to their shippers gains from the sale of jurisdictional assets.” Williams Gas Processing, 87 FERC ¶ 61,144, at 61,594 (1999) (gain realized on sale of a gathering system not required to be passed through to ratepayers); East Tennessee Natural Gas Co., 75 FERC ¶ 61,110, at 61,369 (1996) (shareholders retained gain of $414,926 on the sale of twelve miles of lateral line); El Paso Natural Gas Co., 46 FERC ¶ 61,358, at 62,098 (1989) (pipeline’s shareholders required to take either gain or loss on sale of operating unit); Florida Gas Transmission Co., 20 FERC ¶ 61,298, at 61,581 (1982).

The FERC’s policy of permitting the shareholders of an interstate pipeline to retain a gain on the sale of jurisdictional property is reflected in its accounting regulations at 18 C.F.R. Part 201 and Gas Plant Instruction No. 5(F), contained in 18 C.F.R. Part 201.  See also Florida Gas Transmission Co., Opinion No. 144-A, 24 FERC ¶ 61,005, at 61,029-61,030 (1983) (“Under the accounting regulations, the realization of a gain or a loss on the sale of operating facilities, relative to the depreciated original cost of those facilities, is without significance to ratepayers.”)

The FERC required interstate pipelines to pass on such gains only under rare circumstances not present in this instance.  For example, where a pipeline’s abandonment and sale of 660 miles of pipeline resulted in substantial increased costs for ratepayers, the FERC required the gain realized on the transaction to benefit the ratepayers by reducing the pipeline’s rate base.  El Paso Natural Gas Co., 1 FERC ¶ 61,108 (1977).  In a sale and leaseback transaction where the FERC found that a utility’s ratepayers would pay the additional costs of the lease, the utility was required to use the gain on the sale of the leased assets to offset the costs of the lease.  Blue Ridge Power Agency, 57 FERC ¶ 61,100, at 61,373 (1991).  However, where “all that is involved is the simple sale of an asset, this transaction, in and of itself, does not subject ratepayers to additional costs or losses.”  Trunkline Gas Co., 90 FERC ¶ 61,017, at 61,100-01 (2000).

In this instance, Equitrans’ ratepayers bore neither the responsibility for the capital costs to construct the Big Sandy Pipeline, nor any risk of losses from the transactions leading up to the sale of Big Sandy Company to Spectra Energy Partners, LP, which resulted in the $180.1 million gain.  Thus, the gain has had, and will have, no impact on the FERC’s ratemaking process and Equitrans does not have an obligation to pass along all or part of the gain to its ratepayers.

Note 23. Subsequent Events, page 105

3. We note that you intend to contribute approximately 29% of the Midstream segment’s assets to EQT Midstream Partners, LP as part of the proposed underwritten initial public offering. Please tell us whether you expect this contribution to change your operating segments, and why or why not. As part of your response, please tell us whether you expect to view and manage these assets differently following their contribution to EQT Midstream Partners, LP. If you anticipate changing your determination of operating segments, please ensure you explain your basis for your determination and contrast such determination with prevailing practice of similar midstream enterprises.

Response:  We currently disclose three reportable segments:  EQT Production, EQT Midstream and Distribution.  We do not expect that the contribution of certain Midstream segment assets to EQT Midstream Partners, LP (“EQM”) on the closing of the initial public offering will change our three reportable segments.  However, we anticipate the chief operating decision maker will begin separately assessing the performance of, and resource allocation to, EQM.  As a result, the existing EQT Midstream operating segment will be separated into two operating segments, EQM and Other Midstream.  The EQM and Other Midstream operating segments will be aggregated into a single midstream reporting segment as these operating segments meet the requirements under ASC 280-10-50-11.  ASC 280-10-50-11 states that:

Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a. The nature of the products and services
b. The nature of the production processes
c. The type or class of customer for their products and services
d. The methods used to distribute their products or provide their services
e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

We believe the two Midstream operating segments qualify for aggregation.  EQT’s operating segments are evaluated on their contribution to the Company’s consolidated results based on operating income.  Historically, EQM and Other Midstream have exhibited a similar ratio of operating income to total revenues.    We expect a similar correlation in the future.  As such, we believe the two operating segments have similar economic characteristics.  They offer similar gas transportation services and the processes to provide those services.  Both operating segments provide services for EQT Production and third party customers.  While EQM will initially be comprised of FERC-regulated businesses and our other midstream operations are predominantly comprised of unregulated businesses, we believe that several anticipated future “drop downs” of unregulated assets from EQT to EQM will eliminate this distinction.  We believe it is likely that over time EQM will hold regulated and unregulated gathering, transmission and storage businesses.

Once the initial public offering of EQM is complete, we intend to provide the following disclosure in the segment footnote in EQT’s subsequent periodic filings:

The chief operating decision maker began separately assessing the performance of and resource allocation to the EQM operating segment.  As a result, the midstream operating segment was separated into two operating segments, EQM and Other Midstream.  The EQM and Other Midstream operating segments are aggregated into a single midstream reporting segment due to similar financial and operating characteristics.

While there are a number of publicly traded midstream master limited partnerships (“MLP”), few have a relationship with their sponsor that is similar to the relationship between us and EQM, e.g., a predominantly exploration and production sponsor establishes a pipeline MLP. Our structure and intended reporting approach is most similar to the structure and approach used by Anadarko Petroleum Corporation (“Anadarko”) with its MLP.  Like us, Anadarko had three reporting segments, including one midstream segment.  In 2011, Anadarko’s chief operating decision maker began separately assessing the performance of its MLP, and thereafter Anadarko separated its one midstream segment into two operating segments and then aggregated them into one reportable segment as described above.

4. We note the disclosure elsewhere in your filing that you decided in January 2012 to suspend development in the Huron play indefinitely, and as a result, its contribution to your total production sales volumes will gradually decline. Please tell us whether this change to your plans for the Huron play resulted in any asset impairments or any changes in your depletion rates in the first quarter of 2012, and briefly explain why or why not.

Response:   We performed an impairment analysis of our Huron play in accordance with ASC 360-10-35, Impairment or Disposal of Long Lived Assets, as of December 31, 2011 and again during the first quarter of 2012.  In both instances, the undiscounted future cash flows were greater than the asset’s carrying value and therefore no impairment was required.  Despite recent low natural gas prices, our Huron play still produces positive cash flows due to a large number of producing wells, low operating costs and liquids rich content of the natural gas.

All of the acreage in our Huron play is classified as proved acreage.  As a result, there were no impairment charges to unproved acreage in the Huron play as a result of our suspending Huron development.

The decision to suspend Huron development, as well as lower natural gas prices, resulted in decreased proved reserves for the Huron play.  The decreased Huron reserves were a small contributor to the increase in our overall depletion rate for the first quarter of 2012.  Even after these adjustments, depletion rates for the Huron field were lower than the Company’s overall average per unit depletion rate of $1.54/mcfe for the quarter ended March 31, 2012.

In connection with the above responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (412) 553-5863.

Very truly yours,

EQT Corporation

By:	/s/ Philip P. Conti
Philip P. Conti,
Senior Vice President and Chief Financial Officer

cc:                                Lewis B. Gardner, General Counsel and Vice President, External Affairs